EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION,

AS AMENDED,

OF

IEG HOLDINGS CORPORATION

Pursuant to Section 607.1006 of the Florida Business Corporation Act, IEG HOLDINGS CORPORATION, a Florida corporation (the “Corporation”), hereby amends (“Articles of Amendment”) its amended and restated articles of incorporation, as amended (“Articles”), as follows:

A. Amendment of Series H Preferred Stock Terms. Pursuant to authority conferred upon the Corporation’s Board of Directors by the Corporation’s Articles, the Board of Directors provided for the amendment of the Series H preferred stock. The Series H preferred stock terms are hereby replaced in their entirety to read as follows:

Series H Preferred Stock

1. Designation, Amounts and Stated Value. The designation of this series, which consists of Ten Million (10,000,000) shares of Preferred Stock, is the Series H Preferred Stock (the “Series H Preferred Stock”). The “Stated Value” of the Series H Preferred Stock shall be $1 per share, being the per share value of the consideration received by the Corporation for the issuance of such shares. In the event of a liquidation or winding up of the Corporation, holders of the Series H Preferred Stock shall be entitled to receive the Stated Value per share of Series H Preferred Stock then outstanding.

2. Dividends. The Series H Preferred Stock shall not be entitled to receive dividends.

3. Rank. The Series H Preferred Stock shall rank pari passu with any other series of preferred stock designated by the Corporation and not designated as senior securities or subordinate to the Series H Preferred Stock.

4. Voting Rights. The Series H Preferred Stock shall have no right to vote on any matter to come before the shareholders of the Corporation other than as set forth in Section 9.

5. Redemption and Call Rights. The Series H Preferred Stock shall have no redemption or call rights.

6. Holder Conversion Rights. The holders of the Series H Preferred Stock shall have the following rights with respect to the conversion of the Series H Preferred Stock into shares of the Corporation’s Common Stock:

A. At 5:00 pm, Eastern time, on December 31, 2017, each and every share of Series H Preferred Stock issued and outstanding at such time shall automatically and without further action of any holder thereof, convert into shares of the Corporation’s Common Stock on the basis of four (4) shares of Common Stock for each share of Series H Preferred Stock.

B. Promptly after December 31, 2017, the Corporation shall deliver to each prior holder of Series H Preferred Stock whose shares have been converted into shares of Common Stock as set forth in Section 6(A), a certificate representing the number of the Corporation’s shares of Common Stock into which such Series H Preferred Stock has been converted.

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7. Consolidation, Merger, Exchange, Etc. In the event that, prior to 5:00 p.m., Eastern time, on December 31, 2017, the Corporation completes any consolidation, merger, combination, statutory share exchange or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the Series H Preferred Stock shall at the same time be similarly exchanged or changed into preferred shares of the surviving entity providing the holders of such preferred shares with (to the extent possible) the same relative rights and preferences as the Series H Preferred Stock. For the avoidance of doubt, in the event that any such consolidation, merger, combination, statutory share exchange or other transaction is completed after 5:00 p.m., Eastern time, on December 31, 2017, the shares of Series H Preferred Stock shall have been converted into shares of Common Stock and as such shall be exchanged for or changed into other stock or securities, money and/or any other property, as any other shares of Common Stock.

8. Designation of Additional Series. The Board of Directors of the Corporation shall have the right to designate other shares of Preferred Stock having dividend, liquidation, or other preferences equal to, subordinate to, or superior to the rights of holders of the Series H Preferred Stock. Such preferences shall be determined in the resolutions creating such subsequent series.

9. Vote to Change the Terms of Series H Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the holders of not less than fifty percent (50%) of the then outstanding Series H Preferred Stock, shall be required for any change to the Corporation’s Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series H Preferred Stock.

10. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Series H Preferred Stock certificates, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Series H Preferred Stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, the Corporation shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Corporation to convert such Series H Preferred Stock into Common Stock in which case such Series H Preferred Stock shall be converted pursuant to the terms of the Corporation’s Articles of Incorporation and a preferred stock certificate shall only be issued if required pursuant to the terms hereof.

11. Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series H Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

12. Status of Converted Stock. In case any shares of Series H Preferred Stock shall be converted, the shares so converted, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series H Preferred Stock.

B. Authority to Amend. These Articles of Amendment were adopted by the consent of the Corporation’s Board of Directors on July 26, 2017 as required by law and the Corporation’s Articles, and no action or approval of the Corporation’s shareholders was required in connection therewith. No shares of Series H Preferred Stock are outstanding and therefore no voting group of shareholders was entitled to vote on these Articles of Amendment.

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IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of July 26, 2017.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer